United States securities and exchange commission logo





                            September 25, 2020

       Mark Kay
       Chief Executive Officer
       StrikeForce Technologies, Inc.
       1090 King Georges Post Road, Suite 603
       Edison, NJ 08837

                                                        Re: StrikeForce
Technologies, Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed September 11,
2020
                                                            File No. 024-11267

       Dear Mr. Kay:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 7, 2020 letter.

       Amendment No. 1 to Form 1-A filed September 11, 2020

       Notes to the Consolidated Financial Statements
       Basis of presentation and principles of consolidation, page 21

   1. We note your response to prior comment 13. Please address the following additional comments.
                                                            Refer to your ASC
810-10-15-14 analysis. Please explain to us in further detail how you reasonably
determine that there is no equity at risk at BlockSafe. In addition, please explain how
you determine the equity holders possess the three characteristics and therefore
Blocksafe is a VIE. In that regard, please clarify what interests other than equity interest
would allow the holders to possess these characteristics.
                                                            Please tell us and
disclose whether a voting arrangement or agreement is in place
 Mark Kay
StrikeForce Technologies, Inc.
September 25, 2020
Page 2
           between you and your affiliates so as to allow the voting in concert or in a block.
             If BlockSafe is properly considered a VIE, please present certain assets and liabilities of the VIEs separately on the face of your consolidated balance sheets. Reference
           ASC 810-10-45-25. In addition, please disclosed the carrying amounts and
           classification of the VIE   s assets and liabilities in the
statement of financial position
           that are consolidated in accordance with the Variable Interest Entities Subsections, including qualitative information about the relationship(s) between those assets and liabilities. Refer to ASC 810-10- 50-3.
Business, page 30

2. We note your response to prior comment 7. Please further clarify the basis for your belief that Cyber Safety will exercise its option to purchase GuardedID in light of the fact that you have not generated any revenue from Cyber Safety for the six months ended June 30,
       2020. Please also clarify whether there are ongoing negotiations or whether you have entered into further agreements regarding the exercise of the purchase option.
3. We note your response to prior comment 8. Please disclose the material terms of your agreements with Digital River including the term and any termination provisions.
Exhibits

4. We note your response to prior comment 4. Please revise your subscription agreement to clarify that the exclusive forum provision does not apply to claims under the Securities
       Act and the Exchange Act.
        You may contact Becky Chow, Staff Accountant, at 202-551-6524 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-
3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameMark Kay
                                                             Division of
Corporation Finance
Comapany NameStrikeForce Technologies, Inc.
                                                             Office of
Technology
September 25, 2020 Page 2
cc:       Joseph I. Emas
FirstName LastName